Compass Minerals 9900 W. 109th Street Overland Park, Kansas 66210 www.compassminerals.com 913-344-9200

VIA EDGAR
Mr. John Reynolds
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

January 13, 2015

RE:	Compass Minerals International, Inc.
Form 10-K for the fiscal year ended December 31, 2013
Filed February 24, 2014
File No. 001-31921

Dear Mr. Reynolds:

Compass Minerals International, Inc., a Delaware corporation (“Compass Minerals”) has been considering the issues raised in the Division of Corporation Finance’s letter dated December 19, 2014 regarding the above-reference filing. Compass Minerals is requesting an extension to respond to the issues raised in your comment letter. As discussed with the Staff, Compass Minerals will not be able to respond by January 16, 2015 due to scheduling conflicts and availability of personnel. Compass Minerals believes it will be able to respond on or before January 30, 2015. Thank you for your consideration.

/s/ Matthew Foulston
Matthew Foulston
Chief Financial Officer
and Principal Accounting Officer